SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 09, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF 02.570.688/0001 -70
Board of Trade 53 3 0000581 8

SUMMONS NOTICE
ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Brasil Telecom Participações S.A.’s (“Company”) shareholders are hereby summoned to attend the Ordinary and Extraordinary General Shareholders’ Meeting, in the form of the legal and statutory dispositions, to be held on April 10, 2006, at 3:00 p.m., at the Company’s headquarters located in the city of Brasília - DF, at SIA SUL, ASP, LOTE D, BLOCO B, to deliberate over the following Order of the Day:

ORDINARY GENERAL SHAREHOLDERS’ MEETING

(1)	Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2006;

(2)	Make a resolution regarding the destination for the net income of the fiscal year and the distribution of dividends;

(3)	Elect the effective and alternate members of the Fiscal Council, setting the individual remuneration of its members;

(4)	Elect the effective and alternate members of the Board of Directors; and

(5)	Make a resolution regarding the election of the Chairman and Vice-Chairman of the Company’s Board of Directors.

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

(1)	Set the global amount for the compensation of the Company’s Management.

GENERAL INFORMATION:

All documents associated to the matters of the Order of the Day are available for the Company’s shareholders at its headquarters.

All power of attorney shall be filed at the Company’s headquarters located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B – Diretoria Jurídica, at least 2 (two) business days prior to the date of the Shareholders’ Meeting.

Shareholders in possession of shares registered with a custodian agent wishing to participate in the Extraordinary General Shareholders’ Meeting shall offer a statement of shareholdings issued by the custodian agent no more than 2 (two) business days prior to the date of the Meeting.

Brasília, March 9, 2006

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.